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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. _______)

                             V.I. Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   917920 10 0
                                 (CUSIP Number)

                             Dr. Jeffrey R. Jay, MD
                            Great Point Partners, LLC
                           2 Pickwick Plaza, Suite 450
                               Greenwich, CT 06830
       (Name, Address and Telephone Number of Person Authorized to Receive
                           notices and Communications)

                                 March 11, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.132-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise

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subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Great Point Partners, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [ ]

(b)  [ ]

3.   SEC USE ONLY:

4.   SOURCE OF FUNDS:

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR (2(E) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, U.S.A.

Number of      7.  SOLE VOTING POWER
Shares
Beneficially   8.  SHARED VOTING POWER
Owned by
Reporting          8,522,932
Person
               9.  SOLE DISPOSITIVE POWER

               10. SHARED DISPOSITIVE POWER

                   8,522,932

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 8,522,932

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.87%

14.  TYPE OF REPORTING PERSON OO


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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Biomedical Value Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [ ]

(b)  [ ]

3.   SEC USE ONLY:

4.   SOURCE OF FUNDS: WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR (2(E) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, U.S.A.

Number of      7.   SOLE VOTING POWER
Shares
Beneficially        4,470,182
Owned by
Reporting      8.   SHARED VOTING POWER
Person
               9.   SOLE DISPOSITIVE POWER

                    4,470,182

               10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 4,470,182

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.29%

14.  TYPE OF REPORTING PERSON PN


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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Biomedical Offshore Value Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [ ]

(b)  [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E). [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

Number of      7.   SOLE VOTING POWER
Shares
Beneficially        4,052,750
Owned by
Reporting      8.   SHARED VOTING POWER
Person
               9.   SOLE DISPOSITIVE POWER

                    4,052,750

               10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 4,052,750

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.27%

14.  TYPE OF REPORTING PERSON: CO


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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Dr. Jeffery R. Jay, M.D.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]

(b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E). [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States

Number of      7.   SOLE VOTING POWER
Shares
Beneficially        90,625
Owned by
Reporting      8.   SHARED VOTING POWER
Person
                    8,522,932

               9.   SOLE DISPOSITIVE POWER

                    90,625

               10.  SHARED DISPOSITIVE POWER

                    8,522,932

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 8,613,557

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.08%

14.  TYPE OF REPORTING PERSON: IN


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                                PRELIMINARY NOTE

     All share numbers and warrant exercise prices contained in this Schedule 13D have been adjusted to reflect the 1 for 10 reverse stock split effected by the Issuer on March 14, 2005.

ITEM 1. SECURITY AND ISSUER

     The title and class of equity securities to which this statement on Schedule D relates is Common Stock, par value $0.01 per share.

     The name and address of the principal executive offices of the Issuer is:

     V.I. Technologies, Inc.
     134 Coolidge Avenue
     Watertown, MA 02472

ITEM 2. IDENTITY AND BACKGROUND

     (a) through (f)

     The identity and background of the persons filing this statement on
Schedule 13D are as follows:

     Biomedical Value Fund, L.P. ("BMVF") is a Delaware limited partnership with its principal offices at 2 Pickwick Plaza, Suite 450, Greenwich, CT 06830.

     Biomedical Offshore Value Fund, Ltd. ("BOVF") is an exempted company incorporated under the provisions of the Companies Law of the Cayman Islands with its principal office at P.O. Box 1748 GT, Cayman Corporate Centre, 27 Hospital Road, Georgetown, Grand Cayman, Cayman Islands CJ08.

     Great Point Partners LLC ("Great Point") is a Delaware limited liability company, with its principal offices at 2 Pickwick Plaza, Suite 450, Greenwich, CT 06830.

     Dr. Jeffrey R. Jay ("Dr. Jay") is an individual with a business address at 2 Pickwick Plaza, Suite 450, Greenwich, CT 06830. Dr. Jay is a citizen of the United States.

     None of the Reporting Persons was during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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     None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     BMVF used its existing assets to purchase 3,082,884 shares of Common Stock and warrants to purchase 1,387,298 shares of Common Stock. BMVF intends to elect to use the cashless exercise feature provided for in the warrant to exercise such warrant, to the extent it is exercised.

     BOVF used its existing assets to purchase 2,795,000 shares of Common Stock and warrants to purchase 1,257,750 shares of Common Stock. BOVF intends to elect to use the cashless exercise feature provided for in the warrant to exercise such warrant, to the extent it is exercised.

     Dr. Jay used his existing assets to purchase 62,500 shares of Common Stock and warrants to purchase 28,125 shares of Common Stock. Dr. Jay intends to elect to use the cashless exercise feature provided for in the warrant to exercise such warrant, to the extent it is exercised.

ITEM 4. PURPOSE OF TRANSACTION

     Each of BMVF, BOVF and Dr. Jay acquired the shares of Common Stock and warrants to purchase shares of Common Stock for investment purposes.

     Each of BMVF, BOVF and Dr. Jay will continuously evaluate their ownership and the Issuer's business and industry. Depending upon ongoing evaluations of prevailing market conditions, other investment opportunities, liquidity requirements and investment considerations of each of BMVF, BOVF and Dr. Jay, BMVF, BOVF and Dr. Jay may from time to time acquire or dispose of the Issuer's securities in open market or privately negotiated transactions.

     Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b)

     BMVF owns in the aggregate 4,470,182 shares of Common Stock, consisting of 3,082,884 shares of Common Stock and warrants to purchase 1,387,298 shares of Common Stock. Such shares, in the aggregate, constitute 11.29% percent of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BMVF disclaims beneficial ownership of any securities owned by BOVF or Dr. Jay.


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     BOVF owns in the aggregate 4,052,750 shares of Common Stock, consisting of
2,795,000 shares of Common Stock and warrants to purchase 1,257,750 shares of Common Stock. Such shares, in the aggregate, constitute 10.27% percent of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BOVF disclaims beneficial ownership of any securities owned by BMVF or Dr. Jay.

     Dr. Jay owns in the aggregate 90,625 shares of Common Stock, consisting of 62,500 shares of Common Stock and warrants to purchase 28,125 shares of Common Stock. Such shares, in the aggregate, constitute 0.24% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3.

     Great Point is the investment manager of each of BMVF and BOVF, and by virtue of such status has shared voting and investment power with respect to securities owned and held by BMVF and BOVF and may be deemed to be the beneficial owner of such securities. Dr. Jay, as senior managing member of Great Point, has shared voting and investment power with respect to securities owned and held by BMVF and BOVF and may be deemed to be the beneficial owner of such securities. Great Point and Dr. Jay disclaim beneficial ownership of the shares of Common Stock held by BMVF and BOVF, expect to the extent of any pecuniary interest, and this Schedule 13D shall not be deemed to be an admission that they are the beneficial owners of such securities.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Each of BMVF, BOVF and Dr. Jay acquired their respective shares of Common Stock and warrants to purchase Common Stock pursuant to a securities purchase agreement (the "Securities Purchase Agreement") dated December 9, 2004. Each of BMVF, BOVF and Dr. Jay purchased its respective shares of Common Stock and warrants to purchase Common Stock for an aggregate purchase price of $6,165,769.00, $5,590,000.20 and $125,000.00, respectively.

     Each of the warrants to purchase Common Stock at an exercise price of $2.40 issued pursuant to the Securities Purchase Agreement (each, a "Stock Purchase Warrant") to each of BMVF, BOVF and Dr. Jay are valid for a period of five years commencing on March 11, 2005. The Stock Purchase Warrant also contains a cashless exercise feature.

     BMVF, BOVF and Dr. Jay entered into a registration rights agreement with the Issuer (the "Registration Rights Agreement"), pursuant to which the Issuer will prepare and file a registration statement with the Securities Exchange Commission


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covering the resale of all shares of Common Stock and the shares of Common Stock issuable upon exercise of the Stock Purchase Warrant no later than 30 days following March 11, 2005, the closing date under the Securities Purchase Agreement.

     All reference to, and summaries of, the Securities Purchase Agreement, the Registration Rights Agreement and the Stock Purchase Warrant in this Schedule 13D, are qualified in their entirety by reference to such agreements and the Stock Purchase Warrant, the full text of which are filed as Exhibits B, C and D hereto, and are incorporated herein by reference.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit A:   Joint Filing Agreement among Great Point, BMVF, BOVF and Dr. Jay dated March 21, 2005.

Exhibit B:   Securities Purchase Agreement, dated as of December 9, 2004, among
             V.I. Technologies, Inc., Biomedical Value Fund, LP, Biomedical
             Offshore Value Fund, Ltd., and the other purchasers named therein
             (incorporated herein by reference to Annex F of the Pre-effective
             Amendment 1 to Form S-4 Registration Statement filed by V.I.
             Technologies, Inc. on January 20, 2005).

Exhibit C:   Registration Rights Agreement, dated as of December 9, 2004 between
             V.I. Technologies, Inc., Biomedical Value Fund, LP, Biomedical
             Offshore Value Fund, Ltd., and the other purchasers named therein.

Exhibit D:   Form of Stock Purchase Warrant. This is the Form of three
             substantially identical warrants issued to each of BMVF, BOVF and
             Dr. Jay.


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SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 21, 2005

                                        GREAT POINT, LLC


                                        Signature: /s/ Dr. Jeffrey R. Jay, M.D.
                                                   -----------------------------
                                                   By Dr. Jeffrey R. Jay, M.D.,
                                                      as senior managing member


                                        BIOMEDICAL VALUE FUND L.P.


                                        Signature: /s/ Dr. Jeffrey R. Jay, M.D.
                                                   -----------------------------
                                                   By Great Point Partners, LLC,
                                                      as investment manager,
                                                   By Dr. Jeffrey R. Jay, M.D.,
                                                      as senior managing member


                                        BIOMEDICAL OFFSHORE VALUE FUND, LTD.


                                        Signature: /s/ Dr. Jeffrey R. Jay, M.D.
                                                   -----------------------------
                                                   By Great Point Partners, LLC,
                                                      as investment manager,
                                                   By Dr. Jeffrey R. Jay, M.D.,
                                                      as senior managing member


                                        DR. JEFFREY R. JAY, M.D.


                                        Signature: /s/ Dr. Jeffrey R. Jay, M.D.
                                                   -----------------------------


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